                                     Answers

                               To frequently asked

                                    Questions

                                    About our

                                 Stock Offering

                                       and

                                Your Opportunity

                               to Invest in . . .



                         FIRST WASHINGTON FINANCIALCORP




                          U.S. ROUTE 130 & MAIN STREET
                            WINDSOR, NEW JERSEY 08561

                         FIRST WASHINGTON FINANCIALCORP

                                About the Company

First Washington FinancialCorp is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. We are the holding company for First Washington State Bank, a New Jersey state chartered commercial bank. The bank is a full service commercial bank which provides a wide range of business and consumer financial services. Our target marketplace includes areas of Mercer, Monmouth and Ocean Counties, New Jersey. The bank operates through its main office located in Windsor, New Jersey, and ten branch offices located in Allentown, East Windsor, Freehold Township, Hamilton Township, Jackson, Lakewood, West Windsor and Whiting, New Jersey. The bank's deposits are insured by the Federal Deposit Insurance Corporation up to applicable limits.

We were founded in 1989 with the goal of providing high quality products and superior, personal customer service to individuals and businesses in the markets surrounding our office locations. Since we opened our first office in Windsor, New Jersey in December 1989, we have sought new locations within business communities underserved by the state's larger financial institutions. Our strategy of providing local, community based financial products and services has led us to grow to eleven offices, with our newest four offices opening in 1999 and 2000. We will continue to seek new locations in markets with a strong, small business community. We believe we can meet the needs of these customers faster and more efficiently than large, multi-state institutions, while maintaining our excellent history of credit quality and producing a return for our shareholders. We also believe that the continuing consolidation within our New Jersey market place will continue to provide us with opportunities to acquire customers who are not adequately served.

                               About the Offering

Q. What are the terms of the offering?

A. We are offering for sale up to _______ shares of our common stock, at a price of $_____ per share. We may increase the size of the offering up to a total of _______ shares. Prior to ________, 2001, shares will be offered only to our existing shareholders. Any shares offered and not sold to our existing shareholders will, beginning on ________, 2001, be made available for sale to the general public. The minimum subscription is 100 shares and the maximum subscription is 5% of the offering.

Q. What is the purchase price per share in the offering and how was the price determined?

A. The purchase price is $_____ per share for both existing stockholders of First Washington FinancialCorp who exercise their rights in the offering and for the public.

We have determined the offering price of the common stock in this offering through our own valuation of the shares and based upon consideration of various factors including the price to book value multiple indicated by the offering price, a review of our recent growth history, our expectations for our future performance, and the price for shares paid in recent offerings of de nova banks and bank holding companies in New Jersey.

Q. Does a commission have to be paid?

A. No. No brokerage commissions or fees will be charge to subscribers for the purchase of shares in this Offering. We are not using an underwriter or broker, but are selling our shares directly to subscribers.

Q. Does Management and the Board of Directors own stock in the Company?

A. Yes. Directors and Executive Officers of the Company own 44.63% of the shares of Common Stock currently outstanding. Additionally, the Directors and Executive Officers have given a preliminary indication that they intend to purchase approximately ________ shares in this offering.

Q. Why does First Washington FinancialCorp need to increase its capital base?

A. We have grown significantly over the past several years and intend to continue to grow. We currently exceed all minimum regulatory capital guidelines but we intended to continue to increase our loans and deposits and thus have commenced this offering to fund our continued growth. Our expanded capital base will allow us to take advantage of opportunities that arise for the Bank to expand into communities undeserved by the large, multi-state financial institutions, and grow in a safe and sound manner. In addition, a larger capital base will permit the Bank to make larger loans, and to better penetrate our market areas.

Q. What is the Public Offering?

A. Any shares not purchased by our shareholders will be offered to the general public on a "first come - first serve" basis. We reserve the right, in our sole discretion, to accept or reject any subscription, in whole or in part, for any reason.

Q. May I purchase stock using funds in an IRA?

A. Yes. Stock may be purchased through a self-directed IRA plan that allows for investment in commercial bank offerings, but you should contact your broker to confirm this and to make arrangements. You should keep in mind that investing through your retirement account takes additional processing time. You should initiate the process as soon as possible to account for delays.

Q. When does the Offering end?

A. The Rights Offering, exclusively to our shareholders expires at 5:00 p.m. on ________, 2001, unless we extend it. The Public Offering expires at 5:00 p.m. on
_________, 2001, unless extend. Shareholders need to deliver a completed Subscription Agreement to First Washington FinancialCorp to be received before 5:00 p.m. on _______, 2001.

Q. When will I receive my stock certificate, and how will the stock be traded?

A. Certificates representing the Common Stock so subscribed for will be issued to investors as soon as practical after the closing of the stock offering.

The Common Stock trades from time to time on the OTC Bulletin Board under the symbol "FWFC". The stock will continue to trade on the OTC Bulletin Board after the offering closes. However the current market makers are not obligated to make a market or continue to make a market in our common stock after the closing of this Offering.


                                Other Questions?

                                    Call us:

                                  609-426-1000


                    THIS BROCHURE IS NEITHER AN OFFER TO SELL
               NOR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK.
                 THIS OFFER IS MADE ONLY THROUGH THE PROPECTUS.